

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2014

Via Email
Mr. William E. Shea
Chief Financial Officer
1-800-Flowers.com, Inc.
One Old Country Road, Suite 500
Carle Place, New York 11514

> **Re: 1-800-Flowers.com, Inc.**
> **Item 4.01 Form 8-K**
> **Filed February 25, 2014**
> **File No. 000-26841**

Dear Mr. Shea:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 4.01 Form 8-K filed February 25, 2014

1. We note your disclosure that there were no "reportable events" (as that term is defined in Item 304(a)(1)(v) of Regulation S-K), during the fiscal years ended June 30, 2013 and July 1, 2012, except the material weakness in your internal control over financial reporting as of July 1, 2012. Please revise your disclosure to also encompass the subsequent interim period through February 20, 2014, the date of dismissal. Refer to Item 304(a)(1)(v) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder at 202-551-3332 if you have questions. In her absence you may contact me at (202) 551-3737.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief